SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED]
    For the Fiscal year ended December 31, 1995

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
    For the transition period from
                         Commission file number 1-10955

                     THE ENVIRONMENTAL ELEMENTS CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       ENVIRONMENTAL ELEMENTS CORPORATION
                              3700 Koppers Street
                           Baltimore, Maryland 21227

                           ENVIRONMENTAL ELEMENTS CORPORATION
                           401(K) RETIREMENT SAVINGS PLAN

                           FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1995 AND 1994
                           TOGETHER WITH REPORT OF
                           INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
the Environmental Elements Corporation
401(K) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(K) Retirement Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/ Arthur Andersen LLP
                                                      Arthur Andersen LLP


Baltimore, Maryland,
    June 21, 1996

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1995 AND 1994
                               (Notes 1, 2 and 3)

                                                                       1995              1994
                                                                 ---------------   --------------
ASSETS:

    Investments in Pooled Separate Accounts:

       Guaranteed Long-Term Account                              $    1,466,068    $    1,403,295
       Guaranteed Short-Term Account                                    158,566           134,061
       Growth and Income Stock Account                                  433,195           282,138
       Stock Market Index Account                                       795,833           549,165
                                                                 --------------    --------------

                                                                      2,853,662         2,368,659

    Environmental Elements Corporation Common Stock                     342,504           388,430

    Investments held with The Prudential (Note 6)                       172,251           143,895


    Environmental Elements Service Corporation Investments
       held with NationsBank                                             90,068                 -

    NationsBank Employee Benefit Liquidity Fund                             265             3,881
                                                                 --------------    --------------

          Total investments                                           3,458,750         2,904,865
                                                                 --------------    --------------

    Receivables:

       Employer's contributions                                          23,458             9,092
       Employees' contributions                                          38,503             5,848
                                                                 --------------    --------------

                                                                         61,961            14,940
                                                                 --------------    --------------

          Net assets available for plan benefits                 $    3,520,711    $    2,919,805
                                                                 ==============    ==============



        The accompanying notes are an integral part of these statements.

                       ENVIRONMENTAL ELEMENTS CORPORATION



                         401(K) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                               (Notes 1, 2 and 3)

                                                                                           Supplemental Fund Information

                                                                                                    Participant Directed
                                                 -----------------------------------------------------------------------


                                                                                                        Environmental
                                                 Guaranteed   Guaranteed   Growth and                   Elements Corp.
                                                  Long-term   Short-term  Income Stock   Stock Market      Common
                                                   Account      Account      Account    Index Account      Stock
                                                 ----------   ----------  ------------  -------------   --------------
ADDITIONS:

    Contributions-
       Employer                                  $         -  $        -   $       -      $       -      $  82,493
       Participant                                   158,845      23,013      53,993         50,841         84,572
                                                 -----------  ----------   ---------      ---------      ---------

          Total                                      158,845      23,013      53,993         50,841        167,065
                                                 -----------  ----------   ---------      ---------      ---------

    Interest income                                   81,566       6,655           -              -              -
    Realized and unrealized gains
       (losses)                                            -           -     107,919        205,299       (191,393)
                                                 -----------  ----------   ---------      ---------      ---------

          Total additions                            240,411      29,668     161,912        256,140        (24,328)
                                                 -----------  ----------   ---------      ---------      ---------

DEDUCTIONS:

    Benefit payments                                (166,139)     (4,048)    (10,523)       (22,418)       (21,598)
    Other                                                  -           -           -              -              -
                                                 -----------  ----------   ---------      ---------      ---------

          Total deductions                          (166,139)     (4,048)    (10,523)       (22,418)       (21,598)
                                                 -----------  ----------   ---------      ---------      ---------

INCREASE IN CONTRIBUTIONS RECEIVABLE                       -           -           -              -              -

TRANSFERS AMONG FUNDS                                (11,499)     (1,115)       (332)        12,946              -
                                                 -----------  ----------   ---------      ---------      ---------

NET INCREASE (DECREASE) FOR YEAR                      62,773      24,505     151,057        246,668        (45,926)

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                    1,403,295     134,061     282,138        549,165        388,430
                                                 -----------  ----------   ---------      ---------      ---------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                        $ 1,466,068  $  158,566   $ 433,195      $ 795,833      $ 342,504
                                                 ===========  ==========   =========      =========      =========


         The accompanying notes are an integral part of this statement.


                                                ------------------------------------------------------------------------
                                                                 Environmental
                                                                   Elements     NationsBank  Nonparticipant
                                                  Investments    Service Corp.    Employee      Directed
                                                     Held         Investments     Benefit    --------------
                                                   With The        Held With     Liquidity   Contributions
                                                  Prudential      NationsBank      Fund       Receivable        Total
                                                --------------   -------------  -----------  --------------  -----------
ADDITIONS:

    Contributions-
       Employer                                   $        -      $   9,370     $        -    $  14,366     $   106,229
       Participant                                         -         78,114              -       32,655         482,033
                                                  ----------      ---------     ----------    ---------     -----------

          Total                                            -         87,484              -       47,021         588,262
                                                  ----------      ---------     ----------    ---------     -----------

    Interest income                                   28,356             40            285            -         116,902
    Realized and unrealized gains
       (losses)                                            -          3,757              -            -         125,582
                                                  ----------      ---------     ----------    ---------     -----------

          Total additions                             28,356         91,281            285       47,021         830,746
                                                  ----------      ---------     ----------    ---------     -----------

DEDUCTIONS:

    Benefit payments                                       -         (1,213)             -            -        (225,939)
    Other                                                  -              -         (3,901)           -          (3,901)
                                                  ----------      ---------     ----------    ---------     -----------

          Total deductions                                 -         (1,213)        (3,901)           -        (229,840)
                                                  ----------      ---------     ----------    ---------     -----------

INCREASE IN CONTRIBUTIONS RECEIVABLE                       -              -              -            -               -

TRANSFERS AMONG FUNDS                                      -              -              -            -               -
                                                  ----------      ---------     ----------    ---------     -----------

NET INCREASE (DECREASE) FOR YEAR                      28,356         90,068         (3,616)      47,021         600,906

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                      143,895              -          3,881       14,940       2,919,805
                                                  ----------      ---------     ----------    ---------     -----------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                         $  172,251      $  90,068     $      265    $  61,961     $ 3,520,711
                                                  ==========      =========     ==========    =========     ===========

                       ENVIRONMENTAL ELEMENTS CORPORATION


                         401(K) RETIREMENT SAVINGS PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1995 AND 1994



1.    PLAN DESCRIPTION:

The Environmental  Elements  Corporation 401(K) Retirement Savings Plan (the EEC
Plan), a defined contribution 401(K) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the EEC Plan (collectively referred to as the Plan), as described in Note 6. Employees of Environmental Elements Corporation and Environmental Elements Service Corporation are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by employees of the Environmental Elements Corporation.

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1% to 20% of their annual compensation on a pre-tax basis. These amounts are invested in one or more of five investment alternatives based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over various time periods. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Effective August 1, 1990, the Plan was amended to provide for Employer matching contributions. The Environmental Elements Corporation (the Employer) will match 50% of the first 3% of the participant's contribution to the Plan. The Employer match is made in the form of Employer common stock from authorized but unissued shares of Environmental Elements Corporation stock. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a twelve consecutive month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made.

2.    SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments

The Guaranteed  Long-Term Account (GLTA) and the Guaranteed  Short-Term  Account
(GSTA) are stated at contract value, as determined by Connecticut General Life Insurance Company, which management estimates to be market as the rate of return on these investments are adjusted to market. All other investments are stated at market value, as determined by the trustee or custodians. Investments in Pooled Separate Accounts are held by Connecticut General Life Insurance Company (CIGNA). The investments merged from the EESC Plan are held by The Prudential.

Income Taxes

The Plan obtained a determination letter, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax exempt as of the financial statement dates.

Administrative Expenses

All administrative expenses are borne by the Employer and, as such, have not been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.    RECORDKEEPER OF PLAN:

During the Plan year 1995, the Plan changed recordkeepers from NationsBank to Sheppard Retirement Service. NationsBank was retained as the trustee for the Plan.

4.    INVESTMENTS HELD:

The accompanying supplemental Schedule of Investments Held represents a detailed listing of all investments held by the Plan as of December 31, 1995.

5.    GUARANTEED ACCOUNTS:

The GSTA contains investments in a variety of money market instruments, with average maturities generally not exceeding six months. The GLTA invests in a portfolio of high equity, fixed income instruments. Interest is credited to the above accounts daily. The rate of credited interest is determined by CIGNA. Any such change in the interest rate by CIGNA will become effective as of the first day of the month immediately following the date the Plan is mailed notice of such change. The rate of credited interest shall never be less than zero percent. As of December 31, 1995, the net credited interest rates of the GSTA and the GLTA were 5.45% and 5.65%, respectively. The average yields for the year ended December 31, 1995, for the GSTA and GLTA were approximately 5% and 6%, respectively.

6.    SCHEDULE OF REPORTABLE TRANSACTIONS:

The accompanying supplemental Schedule of Reportable Transactions represents a listing of all transactions or series of transactions whose current value at the time of the transaction is in excess of 5% of the current value of plan assets as of December 31, 1994.

7.    PLAN MERGER:

Effective December 31, 1994, the Environmental Elements Corporation 401(K) Retirement Savings Plan (the EEC Plan) was merged with the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan). After this merger, the EEC Plan was the surviving plan. The assets of the EEC Plan remained with Connecticut General Life Insurance Company during 1994. The assets of the EESC Plan remained with their previous custodian, The Prudential during the 1995 plan year. In January 1996, the assets were transferred from the Prudential to NationsBank pursuant to agreements of the Merger.

Management intends to make the terms and provisions of the EEC Plan applicable to the EESC Plan participants.

                                                                      Schedule I
                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                          SCHEDULE OF INVESTMENTS HELD

                            AS OF DECEMBER 31, 1995
                                    (Note 4)

                                                                                     Market
                      Description of Investments                                      Value             Cost
Investments in Pooled Separate Accounts:

    Guaranteed Long-Term Account                                                $    1,466,068    $    1,466,068
    Guaranteed Short-Term Account                                                      158,566           158,566
    Growth and Income Stock Account                                                    433,195           246,008
    Stock Market Index Account                                                         795,833           325,794
                                                                                --------------    --------------

                                                                                     2,853,662         2,196,436

Environmental Elements Corporation Common Stock                                        342,504           970,396

Investments held with The Prudential                                                   172,251           172,251

Environmental Elements Service Corporation Investments
    held with NationsBank                                                               90,068            86,328

NationsBank Employee Benefit Liquidity Fund                                                265               265
                                                                                --------------    --------------
                                                                                $    3,458,750    $    3,425,676
                                                                                ==============    ==============


         The accompanying notes are an integral part of this schedule.

                                                                     Schedule II

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                    (Note 6)

                                                                                  Assets Sold
                                                  Price of        ------------------------------------------
                                                   Assets                                       Gain (Loss)
           Description of Assets                  Purchased      Proceeds        Cost             on Sale
Guaranteed Long-Term Account                 $      245,190    $   179,653   $   179,653    $        -

NationsBank Employee
    Benefit Liquidity Fund                          435,246        438,862       438,862             -



         The accompanying notes are an integral part of this schedule.

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                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the use of our reports and to all references to our Firm included in or made a part of this registration statement.



                                                   /s/ Arthur Andersen LLP
                                                       Arthur Andersen LLP

Baltimore, Maryland,
    June 21, 1996